

October 12, 2022

Wai Hing Lai
Chief Financial Officer
Ajia Innogroup Holdings, Ltd.
187 E. Warm Springs Road, Suite B307
Las Vegas, Nevada 89119

> **Re: Ajia Innogroup Holdings, Ltd.**
> **Annual Report on Form 10-K**
> **Response Dated September 26, 2022**
> **File No. 333-206450**

Dear Wai Hing Lai:

We have reviewed your September 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 2, 2022 letter.

Form 10-K/A for the fiscal year ended June 30, 2021 filed September 26, 2022

Item 1. Business, page 4

1. We note your response to comment 1. Please reconcile the information contained in your response with your disclosure, or advise. For example, revise to disclose that you have not had any cash transfers including dividends involving your subsidiary in China since July 1, 2020 and that cash is transferred from your subsidiaries to your entity or account in Hong Kong, and then to your US investors. Please revise to reflect your response regarding restrictions and your ability to transfer cash among all of your current entities; and on your ability to distribute earnings from your company, including your subsidiaries, to the parent company and U.S. investors. Provide the basis for this conclusion including how your experience validates such conclusions. With respect to your subsidiaries outside of China, quantify any dividends or distributions that a subsidiary has made to the parent

company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements.

2. We note your response to comment 2, however, notwithstanding the fact that your Chinese subsidiary was disposed of on September 1, 2022, we continue to believe that there are risks associated with the ability to transfer cash from your Hong Kong subsidiaries to you. Revise to provide prominent disclosure here, in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the government to transfer cash. Acknowledge the limitations upon transfer and tax obligations imposed by Hong Kong laws.

3. We note your response to comment 5 that the Company has no more business that specifically requires license or approval to be carried out in Hong Kong. Your response is unclear considering you appear to continue to have operations in Hong Kong via other subsidiaries you identify on page 6. Therefore, please revise to acknowledge these operations under "Government Controls, Approval and Licensing Requirements" and under "Regulatory Permission" and acknowledge the oversight that PRC authorities have over such operations. If you intended to state in your response that you no longer have operations in the PRC, please revise your disclosure to state as much and provide balanced disclosure, including a discussion of the possible ramifications in the event that you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations.

Item 1A. Risk Factors, page 9

4. We note your response to comment 7. Please revise to disclose that your Chinese subsidiary was disposed of on September 1, 2022 and you do not believe that you are subject to enhanced cybersecurity review or investigation, if true, such as on page 12 where you discuss applicable CAC regulations. Provide balanced disclosure that acknowledges the possible ramifications of these regulations given your operations in Hong Kong and the continued PRC oversight of such operations.

You may contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jessica M. Lockett, Esq.